Exhibit 12.1

BOOTH CREEK SKI HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Year Ended
	October 27, 2000	November 2, 2001	November 1, 2002	October 31, 2003	October 29, 2004
Earnings
Income (loss) from continuing operations	$970	$(13,656)	$1,016	$(5,361)	$(1,831)
Fixed charges	20,470	18,606	17,137	14,318	13,876
Capitalized interest	(149)	(59)	(78)	(135)	(18)
Preferred stock dividend requirement	(179)	(127)	(15)	—	—

Total earnings	$21,112	$4,764	$18,060	$8,822	$12,027

Fixed Charges
Interest expense	$18,158	$16,822	$15,281	$12,492	$12,071
Capitalized interest	149	59	78	135	18
Portion of rent expense representative of interest	900	632	637	551	592
Amortization of deferred financing costs	1,084	966	1,126	1,140	1,195
Preferred stock dividend requirement	179	127	15	—	—

Total fixed charges	$20,470	$18,606	$17,137	$14,318	$13,876

Ratio of Earnings to Fixed Charges	1.03	—	1.05	—	—

Coverage Deficiency	$—	$(13,842)	$—	$(5,496)	$(1,849)